Exhibit h(1)(b)
MASTER TRANSFER AGENCY and SERVICE AGREEMENT
BETWEEN
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
AND
AIG RETIREMENT COMPANY I
AND
AIG RETIREMENT COMPANY II

MASTER TRANSFER AGENCY AND SERVICE AGREEMENT
     AGREEMENT made as of the 15th day of February, 2009, by and between AIG Retirement Company I, a Maryland corporation and AIG Retirement Company II, a Delaware business trust, each having its principal office and place of business at Houston, Texas (each, the “Fund” and collectively, the “Funds”), and The Variable Annuity Life Insurance Company, a stock life insurance company organized under the Texas Insurance Code, having its principal office and place of business at Houston, Texas (the “Transfer Agent”).
     WHEREAS, the Funds desire to appoint the Transfer Agent as the Funds’ transfer agent, dividend disbursing agent and agent in connection with certain other activities, and the Transfer Agent desires to accept such appointments;
     NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:
Article 1. Terms of Appointment.
1.01	Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints the Transfer Agent as its transfer agent, dividend disbursing agent and agent in connection with any accumulation, open-account or similar plans provided to the shareholders of the Fund (“Shareholders”) and set forth in the currently effective prospectus of the Fund.

1.02	The Transfer Agent hereby accepts such employment and appointment and agrees that on and after the effective date of this Agreement it will act as the Fund’s transfer agent, dividend disbursing agent and agent in connection with the other activities described in paragraph 1.01 hereof, on the terms and conditions set forth herein.
Article 2. Duties of the Transfer Agent.
2.01	The Transfer Agent agrees that its duties and obligations hereunder will be performed in a competent, efficient and workman-like manner with due diligence in accordance with reasonable industry practice, and that the necessary facilities, equipment and personnel for such performance will be provided.

2.02	The Transfer Agent agrees that it will perform the following services (“Services”), subject to the supervision and control of the Fund’s officers and Board of Directors, and in compliance with the objectives, policies, and limitations set forth in the Fund’s registration statement, Articles of Incorporation, By-laws, and any additional operating policies or procedures that the Fund communicates to the Transfer Agent in writing, and any applicable laws and regulations:
(a)	Process all orders for the purchase, redemption, exchange or transfer of the Fund’s registered shares in accordance with the Fund’s then current registration statement and compliance policies;

(b)	Issue quarterly account statements to registered shareholders of the Fund, as well as confirmation statements in connection with purchase, redemption, exchange or transfer transactions, if required;

(c)	Acknowledge correspondence from registered shareholders, and provide such other shareholder correspondence as necessary;

(d)	Provide certain services unique to group plan accounts, including plan participant telephone services, recordkeeping services, and other services for ultimate shareholders of this type;

(e)	Assist with the Fund’s process for mailing proxy materials, shareholder reports and other materials to registered shareholders of the Fund;

(f)	Act as dividend disbursing agent for the Fund, and, as such, arrange for the appropriate crediting and handling of all dividend and capital gains payments to registered shareholders;

(g)	Withhold from any dividends or distributions paid to registered shareholders of the Fund such amounts as may be required by applicable tax laws, rules, or regulations;

(h)	Prepare and file with the Internal Revenue Service, and mail to registered shareholders of the Fund, such returns for reporting payments of dividends and distributions as may be required by applicable law;

(i)	Maintain records on behalf of the Fund’s registered shareholders and furnish to the Fund all information regarding such records as may be required by law or reasonably requested by the Fund’s officers;

(j)	The Transfer Agent may delegate certain responsibilities and recordkeeping services to an affiliate upon written notice to the Fund. AIG Retirement Services Company, a registered transfer agent and subsidiary of the Transfer Agent, may provide these services to the Fund for non-annuity accounts; and

(k)	Pursuant to procedures established from time to time between the Fund and the Transfer Agent, the Transfer Agent may, as agent and acting on behalf of the Fund, enter into certain sub-transfer agency or service agreements, whereby an intermediary agrees to provide individual shareholder and/or recordkeeping services with respect to investments in the Fund that may otherwise be required to be provided by the Transfer Agent hereunder.
Article 3. “Blue Sky” Duties of the Transfer Agent.
3.01	In addition to the above, the Transfer Agent shall provide “Blue Sky” registration and reporting for the Fund to offer shares in applicable states and to effect and maintain, as the case may be, including but not limited to, the qualification of shares of the Fund that are sold outside of the variable annuity or variable universal life and are for sale under the securities laws of the jurisdictions to qualified plans.

3.02.	The Transfer Agent shall file with each appropriate jurisdiction the applicable materials relating to the Fund by the applicable filing deadline; provided however, that the Fund shall timely provide, in advance of such filings, all filing fees and documents that are required to effect the relevant filing; provided the Transfer Agent requests such fees and documents in advance of the date they become due.

3.03.	Further, the Transfer Agent shall convey to the Fund any comments received from the regulatory authorities with respect to the Blue Sky filings and shall respond to such comments in such manner as authorized by the Fund.
Article 4. Compensation.
4.01	The Fund agrees to reimburse the Transfer Agent monthly for the cost of providing services to the shareholders as described in Exhibit A attached hereto.
Article 5. Expenses.
5.01	The Fund agrees to reimburse the Transfer Agent promptly for its reasonable costs of performing its duties and obligations under this Agreement, including overhead and out-of- pocket expenses or advances paid by the Transfer Agent for postage, envelopes, checks, drafts, continuous forms, reports and statements, telephone, telegraph, cost of outside mailing firms, necessary outside record storage costs, media for storage of records and printing costs incurred due to special requirements of the Fund. In addition, any other costs or special out-of-pocket expenses paid by the Transfer Agent at the specific request of the Fund will be promptly reimbursed by the Fund. Any postage for mailings of dividends, proxies, Fund reports and other mailings to all Shareholder accounts shall be advanced to the Transfer Agent at least three business days prior to the mailing date of such materials, or upon such date as mutually agreed.
Article 6. Representations and Warranties of the Transfer Agent.
The Transfer Agent represents and warrants to the Fund that:
6.01	It is a stock life insurance company duly organized and existing and in good standing under the laws of the State of Texas.

6.02	It is duly qualified to carry on its business in the State of Texas.

6.03	It is empowered under applicable laws and by its charter and bylaws to enter into and perform this Agreement.

6.04	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

6.05	It has and will continue to have during the term of this Agreement access to the necessary facilities, equipment and personnel to perform its duties and obligations hereunder.

6.06	It is not required to register as a transfer agent under Section 17A(c) of the Securities Exchange Act of 1934, as amended.
Article 7. Representations and Warranties of the Fund.
7.01	It is duly organized and existing and in good standing under the laws of the State of Maryland.

7.02	It is empowered under applicable laws and regulations any by its charter and bylaws to enter into and perform this Agreement.

7.03	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

7.04	It is an open-end management investment company registered under the Investment Company Act of 1940.

7.05	A registration statement under the Securities Act of 1933 is currently effective and will remain effective, and appropriate securities laws filings have been made and will continue to b e made, with respect to all shares of the Fund being offered for sale.
Article 8. Indemnification.
8.01	The Transfer Agent shall not be responsible and the Fund shall indemnify and hold the Transfer Agent harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to:
(a)	All actions of the Transfer Agent required to be taken by the Transfer Agent pursuant to this Agreement, provided the Transfer Agent has acted in good faith with due diligence and without negligence or willful misconduct.
(b)	The reasonable reliance by the Transfer Agent on, or reasonable use of the Transfer Agent of, information, records and documents which have been prepared or maintained by or on behalf of the Fund or have been furnished to the Transfer Agent or on behalf of the Fund.
(c)	The reasonable reliance by the Transfer Agent on, or the carrying out by the Transfer Agent of, any instructions or requests of the Fund.

(d)	The offer or sale of Fund shares in violation of any requirement under the Federal securities laws or regulations or the securities laws or regulations of any state or in violation of any stop order or other determination or ruling by any Federal agency or any state with respect to the offer or sale of such shares in such state unless such violation results from any failure by the Transfer Agent to comply with written instructions of the Fund that no offers or sales of Fund shares be made in general or to the residents of a particular state.
(e)	The Fund’s refusal or failure to comply with the terms of this Agreement, or the Fund’s lack of good faith, negligence or willful misconduct or the breach of any representative or warranty of the Fund hereunder.
8.02	The Transfer Agent shall indemnify and hold the Fund harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to the Transfer Agent’s refusal or failure to comply with the terms of this agreement, or the Transfer Agent’s lack of good faith, negligence or willful misconduct in the performance of its duties, or the breach of any representation or warranty of the Transfer Agent hereunder.

8.03	At any time the Transfer Agent may apply to any authorized officer of the Fund for instructions, and may consult with the Fund’s legal counsel with the Fund’s prior authorization and at the expense of the Fund, with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement, and the Transfer Agent shall not be liable and shall be indemnified by the Fund for any action taken or omitted by it in good faith in reasonable reliance upon such instructions or upon the opinion of such counsel. The Transfer Agent shall be protected and indemnified in acting upon any paper or document reasonably believed by the Transfer Agent to be genuine and to have been signed by the proper person or persons and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Fund. The Transfer Agent shall also be protected and indemnified in recognizing stock certificates that the Transfer Agent reasonably believes to bear the proper manual or facsimile signatures of the officers of the Fund, and the proper countersignature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.

8.04	In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

8.05	In no event and under no circumstances shall either party to this Agreement be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.

8.06	In order that the indemnification provisions contained in this Article 8 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim.

8.07	The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.
Article 9. Covenants of the Fund and the Transfer Agent.
9.01	The Fund shall promptly furnish to the Transfer Agent the following:
(a)	A certified copy of the resolution of the Board of Directors of the Fund authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement.

(b)	A certified copy of the charter and bylaws of the Fund and all amendments thereto.

(c)	Copies of the then current registration statement, upon request.

(d)	Such information and reports as the Transfer Agent may reasonably request in connection with Fund’s anti-money laundering (“AML”) program, to the extent permitted by law. The Fund further agrees to permit inspection by U. S. federal departments or regulatory agencies with appropriate jurisdiction and to make available to examiners from such departments or regulatory agencies such information and records relating to its AML program as they may reasonably request.
9.02	The Transfer Agent hereby agrees to establish and maintain facilities and procedures reasonably acceptable to the Fund for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use and for keeping account of, such certificates, forms and devices.

9.03	The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable; provided, however, that all accounts, books and other records of the Fund (hereinafter referred to as “Fund Records”) prepared or maintained by the Transfer Agent hereunder shall be maintained and kept current in compliance with Section 31 of the Investment Company Act of 1940 and the Rules thereunder (such Section and Rules being hereinafter referred to as the “1940 Act Requirements”). To the extent required by the 1940 Act Requirements, the Transfer Agent agrees that all Fund Records prepared or maintained by the Transfer Agent hereunder are the property of the Fund and shall be preserved and made available in accordance with the 1940 Act Requirements, and shall be surrendered promptly to the Fund on its request. The Transfer Agent agrees at such reasonable times as may be requested by the Board of Directors of the Fund and at least semiannually to provide (i) written confirmation to such Board that all Fund Records are maintained and kept current in accordance with the 1940 Act Requirements, and (ii) such other reports regarding its performance hereunder as may be reasonably requested by such Board.

9.04	The Transfer Agent and the Fund agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

9.05	In case of any demands for the inspection of the Shareholder records of the Fund, the Transfer Agent will endeavor to notify the Fund and to secure instructions from an authorized officer of the Fund as to such inspection. The Transfer Agent reserves the right, however, to exhibit the Shareholder records to any person whenever it is advised by its counsel that it may be held liable for the failure to exhibit the Shareholder records to such person.

9.06	In connection with the services to be provided hereunder, each party may come into possession of non-public personal information regarding customers of the other (“Customer NPI”). Each party hereby covenants that any Customer NPI that a party receives from the other shall be subject to the following limitations and restrictions: each party may redisclose and use Customer NPI only as necessary in the ordinary course of business to provide the services identified in the Agreement except as permitted under Regulation S-P and as required by any applicable federal or state law. Each party represents and warrants that it has implemented, and shall continue to carry out for the term of the Agreement, policies and procedures reasonably designed to: (i) ensure the security and confidentiality of records and Customer NPI; (ii) protect against any anticipated threats or hazards to the security or integrity of customer records and Customer NPI; and (iii) protect against unauthorized access or use of such customer records or Customer NPI that could result in substantial harm or inconvenience to any customer.
Article 10. Term and Termination of Agreement.
10.01	This Agreement shall remain in effect until terminated as hereinafter provided. This Agreement may be terminated by the Fund at any time by giving written notice to the Transfer Agent at least 120 days prior to the date on which such termination is to be effective; and provided, further, that this Agreement may be terminated by the Transfer Agent at any time by giving written notice to the Fund at least 120 days prior to the date on which such termination is to be effective. Any reimbursable expenses payable to the Transfer Agent shall be due on any such termination date. The Transfer Agent agrees to use its best efforts to cooperate with the Fund and the successor transfer agent in accomplishing an orderly transition.
Article 11. Miscellaneous.
11.01	Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other; provided, however, that no consent shall be required for any merger of the Fund with, or any sale of all or substantially all the assets of the Fund to, another investment company.

11.02	This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

11.03	This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement with respect thereto, whether oral or written and this agreement may not be modified except by written instrument executed by both parties.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by any through their duly authorized officers, as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

	By: Name:	/S/ EVELYN M. CURRAN Evelyn M Curran
	Title:	Senior Vice President

ATTEST:

/S/ MELISSA LAFAIVE

AIG RETIREMENT COMPANY I

	By: Name:	/S/ NORI L. GABERT Nori L. Gabert
	Title:	Chief Legal Officer, Vice President and Secretary

ATTEST:

/S/ MICHELLE DEFOREST

AIG RETIREMENT COMPANY II

	By:	/S/ NORI L. GABERT
	Name:	Nori L. Gabert
	Title:	Chief Legal Officer, Vice President and Secretary

ATTEST:

/S/ MICHELLE DEFOREST

Schedule A
Compensation
The Funds shall pay to VALIC, on an annual basis, for services provided pursuant to the Agreement, in the following amount:
$132,510. Each Fund’s portion of the aggregate amount shall be based upon the number of Shareholders (i.e., separate accounts, plans, etc.) in such Fund as a percentage of the total number of Shareholders in all Funds.